As filed with the Securities and Exchange Commission on March 8, 2004

Registration No. 333-_________

SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM S-3
 REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

VERILINK CORPORATION
 (Exact name of registrant as specified in its charter)

Delaware	94-2857548

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
127 Jetplex Circle Madison, Alabama 35758 (256) 327-2001

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
With a copy to:
Leigh S. Belden	Eliot W. Robinson, Esq.
President and Chief Executive Officer	Powell, Goldstein, Frazer & Murphy LLP
127 Jetplex Circle	Sixteenth Floor
Madison, Alabama 35758	191 Peachtree Street, N.E.
(256) 327-2001	Atlanta, Georgia 30303
(Name, address, including zip code, and telephone number, including area code, of agent for service)	(404) 572-6600

          Approximate date of commencement of proposed sale to the public:  From time to time after this Registration Statement becomes effective.

          If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:  ☐

          If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:  ☒

          If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐  ____________________

          If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐  ____________________

          If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box:  ☐

CALCULATION OF REGISTRATION FEE

Title of Shares to be Registered	Amount to be Registered		Proposed Maximum Offering Price Per Share		Proposed Maximum Aggregate Offering Price		Amount of Registration Fee

Common Stock, $.01 par value	1,968,445	(1)	$4.98	(2)	$9,802,856	(2)	$1,243

(1)

Pursuant to Rule 416 of the Securities Act of 1933, as amended, this Registration Statement also relates to such additional shares as may be issuable as a result of certain adjustments, including, without limitation, stock dividends and stock splits.

(2)

Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low reported sales prices on the Nasdaq National Market on March 4, 2004.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated March 8, 2004

PROSPECTUS

VERILINK CORPORATION
 127 Jetplex Circle
Madison, Alabama 35758
(256) 327-2001

1,968,445 Shares of Common Stock

          On February 5, 2004, Verilink issued a $10.0 million convertible promissory note due February 5, 2006 (in connection with the acquisition of all the outstanding shares of capital stock of XEL Communications, Inc., a Colorado corporation. We also issued a $480,000 convertible promissory note on substantially the same terms to satisfy a brokerage fee obligation in connection with the acquisition transaction. These convertible notes are convertible into an aggregate of 1,968,445 shares of our common stock at a conversion price of $5.324 per share. This prospectus will be used from time to time by the selling stockholders named herein to resell the common stock issuable upon conversion of the convertible notes. The selling stockholders may also offer additional shares of common stock acquired as a result of stock splits, stock dividends or similar transactions.

          Verilink will not receive any proceeds from the shares of common stock sold by the selling stockholders.

          Our common stock is listed on the Nasdaq National Market under the symbol “VRLK.” On March 4, 2004, the last sale price of our common stock as reported on the Nasdaq National Market was $5.00 per share.

          Investing in our common stock involves risks. See the sections entitled “Factors Affecting Future Results” in the documents we file with the Securities and Exchange Commission that are incorporated by reference in this prospectus for certain risks and uncertainties that you should consider, as well as the section titled “Risk Factors” beginning on page 1 of this prospectus.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is ________________, 2004.

i

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

          Our disclosure and analysis in this prospectus and any prospectus supplement, including information incorporated by reference, may include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995, that are subject to risks and uncertainties. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. All statements other than statements of historical facts included in, or incorporated into, this prospectus or any prospectus supplement that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements.

          These forward-looking statements are based on our expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we do not know whether our expectations will prove correct. Any or all of our forward-looking statements in or incorporated into this prospectus or any prospectus supplement may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in or incorporated into this prospectus or any prospectus supplement will be important in determining future results. Actual future results may vary materially. Because of these factors, we caution that investors should not place undue reliance on any of our forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and except as required by law we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

ABOUT THIS PROSPECTUS

          This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a “shelf registration” process. Under this shelf registration process, the selling stockholders may, from time to time, offer and sell up to 1,968,445 shares of our common stock described in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

          You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are offering to sell the shares, and seeking offers to buy the shares, only in jurisdictions where offers and sales are permitted. You should not assume that the information we have included in this prospectus or the accompanying prospectus is accurate as of any date other than the dates shown in these documents or that information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since that date.

          Unless otherwise indicated in this prospectus or the context otherwise requires, all references in this prospectus to “Verilink,” the “Company,” “us,” “our,” or “we,” are to Verilink Corporation and its subsidiaries.

ii

RISK FACTORS

          An investment in our common stock involves a high degree of risk. You should carefully consider the specific factors listed below together with the other information included in this prospectus before you decide whether to purchase shares of our common stock. Additional risks and uncertainties, including those that are not yet identified or that we currently think are immaterial, may also adversely affect our business, results of operations and financial condition. The market price of our common stock could decline due to any of these risks, and you could lose all or part of your investment.

There are risks associated with the Convertible Notes issued in the acquisition of XEL Communications, Inc.

          We issued a total of $10.48 million in two convertible promissory notes (the “Notes”) to The Kennedy Company ($10.0 million for the acquisition) and Jack Reily ($480,000 for a broker’s fee) in connection with our acquisition of XEL Communications, Inc. The principal on the Notes bears interest at 7% per annum, interest payable quarterly, and the entire outstanding principal becomes due and payable on February 5, 2006. The conversion price of the Notes is $5.324 per share of our common stock. If a holder would receive net proceeds upon a sale of the underlying common stock in excess of what such holder would receive from us to liquidate the principal, we would expect that such holder would convert all or a portion of their Note. If our common stock trades below the conversion price and continues to trade below that level, it would be more likely that we would have to liquidate the $10.48 million, or such smaller principal balance if The Kennedy Company has converted a portion of its Note, with a cash payment of the principal and accrued interest on the maturity date of the Notes. If we approach the maturity date without the holders converting their Notes and if cash resources are insufficient to liquidate the Notes, we may be forced to sell assets or seek additional equity or debt capital to satisfy our obligation. While we anticipate that cash on hand and cash from operations will be sufficient to make the quarterly interest payments, we cannot assure you that our cash flow and capital resources will be sufficient for payment of principal on these Notes in the future or that any such alternative methods to raise the necessary capital would be successful or would permit us to meet our obligations. Furthermore, this outstanding obligation may limit our ability to borrow additional funds until the obligation is satisfied.

We are dependent on continued market acceptance of legacy products, acquired products, recently introduced products and new product development.

          Our future results of operations are dependent on market acceptance of existing and future applications for our existing products, products that we have acquired and new products in development. Historically, the majority of sales were provided by our legacy products, primarily the AS2000 product line which represented approximately 62% of net sales in fiscal 2003, 53% of net sales in fiscal 2002 and 61% of net sales in fiscal 2001. The Miniplex product line acquired from Terayon Communication Systems, Inc. can also be classified as a legacy product. While we anticipate that, over the long-term, net sales from legacy products will decline, significant quarterly fluctuations are possible.

          Market acceptance of our products is dependent on a number of factors, not all of which are in our control, including the continued growth in the use of bandwidth intensive applications, continued deployment of new telecommunications services such as voice over IP (VoIP), market acceptance of integrated access devices and packetized voice systems in general, the availability and price of competing products and technologies, and the success of our sales and marketing efforts. Failure of our products to achieve market acceptance would have a material adverse effect on our business, financial condition and results of operations. Failure to introduce new products in a timely manner could cause companies to purchase products from competitors and have a material adverse effect on our business, financial condition and results of operations.

          New products may require additional development work, enhancement and testing or further refinement before we can make them commercially available. We have in the past experienced delays in the introduction of new products, product applications and enhancements due to a variety of internal factors, such as reallocation of priorities, difficulty in hiring sufficient qualified personnel and unforeseen technical obstacles, as well as changes in customer requirements. Such delays have deferred the receipt of revenue from the products involved. If our products have performance, reliability or quality shortcomings, then we may experience reduced orders, higher manufacturing costs, delays in collecting accounts receivable and additional warranty and service expenses.

There are risks associated with our acquisitions, potential acquisitions and joint ventures.

          An important element of our strategy is to seek acquisition prospects and joint venture opportunities that complement our existing product offerings, augment our market coverage and customer base, enhance our technological capabilities or offer revenue and profit growth opportunities. We acquired all of the outstanding stock of XEL Communications, Inc. on February 5, 2004, for approximately $17.65 million, consisting of $7.65 million in cash and a convertible promissory note in the principal amount of $10 million. Previously, in July 2003, we acquired the Miniplex product line from Terayon for up to $982,000, plus the assumption of service and warranty obligations for the Miniplex product line, and agreed to purchase Terayon’s Miniplex related inventories totaling approximately $2,100,000 on the earlier of the date used by the Company or December 31, 2004. In January 2003, we acquired the net assets used in and directly relating to Polycom, Inc.’s line of NetEngine integrated access devices (“IADs”) for up to $3,000,000, plus the assumption of service and warranty obligations for existing NetEngine customers as of the closing of the acquisition. Further transactions of this nature could result in potentially dilutive issuance of equity securities, use of cash and/or the incurring of debt and the assumption of contingent liabilities, any of which could have a material adverse effect on our business and operating results and/or the price of our common stock.

          Acquisitions entail numerous risks, including difficulties in the assimilation of acquired operations, technologies and products, diversion of management’s attention from other business concerns, risks of entering markets in which we have limited or no prior experience and potential loss of key employees of acquired organizations. Joint ventures entail risks such as potential conflicts of interest and disputes among the participants, difficulties in integrating technologies and personnel, and risks of entering new markets. No assurance can be given as to our ability to successfully integrate the businesses, products, technologies or personnel acquired in the XEL, Miniplex or NetEngine acquisitions or those of other entities that may be acquired in the future or to successfully develop any products or technologies that might be contemplated by any future joint venture or similar arrangement. A failure to integrate the XEL business or the Miniplex and NetEngine product lines or to integrate future potential acquisitions could have a material adverse effect on our business, financial condition and results of operations.

Our results and performance have been dependent on a limited customer base.

          A small number of customers have historically accounted for a majority of our sales, with Nortel Networks accounting for a majority of sales in fiscal 2003. On a quarterly basis in fiscal 2003, net sales to Nortel Networks of legacy products has accounted for as much as 64%, and as little as 16%, of our net sales in a particular quarter. One customer of XEL accounted for 94% and 80%, respectively, of net sales for its fiscal years ended December 27, 2003 and December 28, 2002. We expect a majority of future sales to continue to be from a small number of customers. While we are trying to diversify our customer base through the acquisitions of product lines and companies that have relationships with other customers, there can be no assurance that our strategy will be successful and we may continue to experience quarter to quarter fluctuations based on the unpredictable ordering patterns of a limited customer base.

          There can be no assurance that our current customers will continue to place orders with us, that orders by existing customers will continue at the levels of previous periods, or that we will be able to obtain orders from new customers. The economic climate and conditions in the telecommunication equipment industry are expected to remain unpredictable in fiscal 2004, and possibly beyond. WorldCom, Inc. filed a bankruptcy petition under Chapter 11 of the Bankruptcy Code in July 2002. A bankruptcy filing by one or more of our other major customers could materially adversely affect our business, financial condition and results of operations.

We are dependent on key personnel.

          Our future success will depend to a large extent on the continued contributions of our executive officers and key management, sales, and technical personnel. We are a party to agreements with our executive officers to help ensure the officer’s continual service in the event of a change-in-control. Each of our executive officers, and key management, sales and technical personnel would be difficult to replace. We implemented significant cost and staff reductions during fiscal 2003, 2002 and 2001, which may make it more difficult to attract and retain key personnel. The loss of the services of one or more of our executive officers or key personnel, or the inability to attract qualified personnel, could delay product development cycles or otherwise could have a material adverse effect on our business, financial condition and results of operations.

We are dependent on key suppliers and the availability of components.

          We generally rely upon contract manufacturers to buy finished goods for certain product families and component parts that are incorporated into board assemblies used in our products. Additionally, XEL relies on an original equipment manufacturer to produce one of its product lines. On-time delivery of our products depends upon the availability of components and subsystems used in our products. Currently, we and our third party sub-contractors depend upon suppliers to manufacture, assemble and deliver components in a timely and satisfactory manner. We have historically obtained several components and licenses for certain embedded software from single or limited sources. There can be no assurance that these suppliers will continue to be able and willing to meet our and our third party sub-contractors’ requirements for any such components. We and our third party sub-contractors generally do not have any long-term contracts with such suppliers, other than software vendors. Any significant interruption in the supply of, or degradation in the quality of, any such item could have a material adverse effect on our results of operations. Any loss in a key supplier, increase in required lead times, increase in prices of component parts, interruption in the supply of any of these components, or the inability of us or our third party sub-contractor to procure these components from alternative sources at acceptable prices and within a reasonable time, could have a material adverse effect upon our business, financial condition and results of operations.

          The loss of any of our outside contractors could cause a delay in our ability to fulfill orders while we identify a replacement contractor. Because the establishment of new manufacturing relationships involves numerous uncertainties, including those relating to payment terms, cost of manufacturing, adequacy of manufacturing capacity, quality control, and timeliness of delivery, we are unable to predict whether such relationships would be on terms that we would regard as satisfactory. Any significant disruption in our relationships with our manufacturing sources would have a material adverse effect on our business, financial condition, and results of operations.

          Purchase orders from our customers frequently require delivery quickly after placement of the order. As we do not maintain significant component inventories, delay in shipment by a supplier could lead to lost sales. We use internal forecasts to manage our general materials and components requirements. Lead times for materials and components may vary significantly, and depend on factors such as specific supplier performance, contract terms, and general market demand for components. If orders vary from forecasts, we may experience excess or inadequate inventory of certain materials and components, and suppliers may demand longer lead times, higher prices or termination of contracts. From time to time, we have experienced shortages and allocations of certain components, resulting in delays in fulfillment of customer orders. Such shortages and allocations may occur in the future, and could have a material adverse effect on our business, financial condition and results of operations.

Our operating results are subject to significant quarter to quarter fluctuations.

          Historically, our sales are subject to quarterly and annual fluctuations due to a number of factors resulting in variability in our quarter-to-quarter sales and operating results. For example, sales to Nortel Networks during fiscal 2003 varied between quarters by as much as $3.8 million. Our ability to affect and judge the timing of individual customer orders is limited. The large fluctuations in sales from quarter-to-quarter could be due to a wide variety of factors, such as delay, cancellation or acceleration of customer projects, and other factors discussed below. Our sales for a given quarter may depend to a significant degree upon planned product shipments to a single customer, often related to specific equipment or service deployment projects. We have experienced both acceleration and slowdown in orders related to such projects, causing changes in the sales level of a given quarter relative to both the preceding and subsequent quarters.

          Delays or lost sales can be caused by other factors beyond our control, including late deliveries by the third party subcontractors we are using to outsource our manufacturing operations (as well as by other vendors of components used in a customer’s system), changes in implementation priorities, slower than anticipated growth in demand for the services that our products support and delays in obtaining regulatory approvals for new services and products. Delays and lost sales have occurred in the past and may occur in the future. We believe that sales in the past have been adversely impacted by merger activities by some of our top customers. In addition, we have experienced delays as a result of the need to modify our products to comply with unique customer specifications.

These and similar delays or lost sales could materially adversely affect our business, financial condition and results of operations.

          Our backlog at the beginning of each quarter typically is not sufficient to achieve expected sales for that quarter. To achieve our sales objectives, we are dependent upon obtaining orders in a quarter for shipment in that quarter. Furthermore, our agreements with certain of our customers typically provide that they may change delivery schedules and cancel orders within specified timeframes, typically up to 30 days prior to the scheduled shipment date, without significant penalty. Our customers have in the past built, and may in the future build, significant inventory in order to facilitate more rapid deployment of anticipated major projects or for other reasons. Decisions by such customers to reduce their inventory levels could lead to reductions in purchases in certain periods. These reductions, in turn, could cause fluctuations in our operating results and could have an adverse effect on our business, financial condition and results of operations in the periods in which the inventory is reduced.

          Operating results may also fluctuate due to a variety of factors, particularly:

•	delays in new product introductions;
•	market acceptance of new or enhanced versions of our products;
•	changes in the product or customer mix of sales;
•	changes in the level of operating expenses;
•	competitive offerings and pricing actions;
•	the gain or loss of significant customers;
•	increased research and development and sales and marketing expenses associated with new product introductions; and
•	general economic conditions.

          All of the above factors are difficult for us to forecast, and these or other factors can materially and adversely affect our business, financial condition and results of operations for one quarter or a series of quarters. Our expense levels are based in part on our expectations regarding future sales and are fixed in the short term to a certain extent. Therefore, we may be unable to adjust spending in a timely manner to compensate for any unexpected shortfall in sales. Any significant decline in demand relative to our expectations or any material delay of customer orders could have a material adverse effect on our business, financial condition, and results of operations. There can be no assurance that we will be able to sustain profitability on a quarterly or annual basis. In addition, we have had in the past, and may have in the future, quarterly operating results below the expectations of public market analysts and investors. In such event, the price of our common stock would likely be materially and adversely affected.

Our stock price has and may continue to be subject to large fluctuations.

          The trading price of our common stock has been and may continue to be subject to wide fluctuations in response to quarter-to-quarter variations in operating results, announcements of technological innovations or new products by us or our competitors, developments with respect to patents or proprietary rights, general conditions in the telecommunication network access and equipment industries, changes in earnings estimates by analysts, or other events or factors. In addition, the stock market has experienced extreme price and volume fluctuations, which have particularly affected the market prices of many technology companies and which have often been unrelated to the operating performance of such companies. Specific factors applicable to us or broad market fluctuations may materially adversely affect the market price of our common stock. We have experienced significant fluctuations in our stock price and share trading volume in the past and may continue to do so.

The telecommunications equipment market is highly competitive with intense price pressure.

          The market for telecommunications network access equipment addressed by our NetEngine, AS2000, WANsuite and XEL product families can be characterized as highly competitive, with intensive equipment price pressure. This market is subject to rapid technological change, wide-ranging regulatory requirements, and the entrance of low cost manufacturers. The market for our PRISM and Miniplex product lines can be characterized as declining over the long term. The technology is not considered new and the market has experienced decline in recent years.

          Industry consolidation could lead to competition with fewer, but stronger competitors. In addition, advanced termination products are emerging, which represent both new market opportunities, as well as a threat to our current products. Furthermore, basic line termination functions are increasingly being integrated by competitors, such as Cisco, Lucent Technologies, Inc. and Nortel Networks, into other equipment such as routers and switches. To the extent that current or potential competitors can expand their current offerings to include products that have functionality similar to our products and planned products, our business, financial condition and results of operations could be materially adversely affected.

          Many of our current and potential competitors have substantially greater technical, financial, manufacturing and marketing resources than us. In addition, many of our competitors have long-established relationships with network service providers. There can be no assurance that we will have the financial resources, technical expertise, manufacturing, marketing, distribution and support capabilities to compete successfully in the future.

The telecommunications equipment market is subject to rapid technological change.

          The network access and telecommunications equipment markets are characterized by rapidly changing technologies and frequent new product introductions. The rapid development of new technologies increases the risk that current or new competitors could develop products that would reduce the competitiveness of our products. Our success will depend to a substantial degree upon our ability to respond to changes in technology and customer requirements. This will require the timely selection, development and marketing of new products and enhancements on a cost-effective basis. The development of new, technologically advanced products is a complex and uncertain process, requiring high levels of innovation. We may need to supplement our internal expertise and resources with specialized expertise or intellectual property from third parties to develop new products. The development of new products for the WAN access market requires competence in the general areas of telephony, data networking, network management and wireless telephony as well as specific technologies such as DSL, ISDN, Frame Relay, ATM and IP.

          Furthermore, the communications industry is characterized by the need to design products that meet industry standards for safety, emissions and network interconnection. With new and emerging technologies and service offerings from network service providers, such standards are often changing or unavailable. As a result, there is a potential for product development delays due to the need for compliance with new or modified standards. The introduction of new and enhanced products also requires that we manage transitions from older products in order to minimize disruptions in customer orders, avoid excess inventory of old products and ensure that adequate supplies of new products can be delivered to meet customer orders. There can be no assurance that we will be successful in developing, introducing or managing the transition to new or enhanced products, or that any such products will be responsive to technological changes or will gain market acceptance. Our business, financial condition and results of operations would be materially adversely affected if we were to be unsuccessful, or to incur significant delays in developing and introducing such new products or enhancements.

The telecommunications equipment market requires regulatory compliance and compliance with evolving standards.

          The market for our products is characterized by the need to meet a significant number of communications regulations and standards, some of which are evolving as new technologies are deployed. In the United States, our products must comply with various regulations defined by the Federal Communications Commission and standards established by Underwriters Laboratories and Bell Communications Research. For some public carrier services, installed equipment does not fully comply with current industry standards, and this noncompliance must be addressed in the design of our products. Standards for new services such as Voice over IP, Frame Relay, performance monitoring services and DSL have evolved, such as the G.SHDSL standard. As standards continue to evolve, we will be required to modify our products or develop and support new versions of our products. The failure of our products to comply, or delays in compliance, with the various existing and evolving industry standards could delay introduction of our products, which could have a material adverse effect on our business, financial condition and results of operations.

There are risks associated with our continuing entry into international markets.

          We have limited experience in the international markets, but with the acquisition of the NetEngine products in January 2003, we began expanding sales of our products outside of North America and are entering certain international markets, which will require significant management attention and financial resources. Conducting business outside of North America is subject to certain risks, including longer payment cycles, unexpected changes in regulatory requirements and tariffs, difficulties in staffing and managing foreign operations, greater difficulty in accounts receivable collection and potentially adverse tax consequences. To the extent any of our sales are denominated in foreign currency, our sales and results of operations may also be directly affected by fluctuations in foreign currency exchange rates. In order to sell our products internationally, we must meet standards established by telecommunications authorities in various countries, as well as recommendations of the Consultative Committee on International Telegraph and Telephony. A delay in obtaining, or the failure to obtain, certification of our products in countries outside the United States could delay or preclude our marketing and sales efforts in such countries, which could have a material adverse effect on our business, financial condition and results of operations.

The telecommunications equipment market is subject to third party claims of infringement.

          The network access and telecommunications equipment industries are characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. From time to time, third parties may assert exclusive patent, copyright, trademark and other intellectual property rights to technologies that are important to us. We have not conducted a formal patent search relating to the technology used in our products, due in part to the high cost and limited benefits of a formal search. In addition, since patent applications in the United States are not publicly disclosed until the related patent is issued and foreign patent applications generally are not publicly disclosed for at least a portion of the time that they are pending, applications may have been filed which, if issued as patents, could relate to our products. Software comprises a substantial portion of the technology in our products. The scope of protection accorded to patents covering software-related inventions is evolving and is subject to a degree of uncertainty which may increase the risk and cost to us if we discover third party patents related to our software products or if such patents are asserted against us in the future. Patents have been granted recently on fundamental technologies in software, and patents may be issued which relate to fundamental technologies incorporated into our products.

          We may receive communications from third parties asserting that our products infringe or may infringe the proprietary rights of third parties. In our distribution agreements, we typically agree to indemnify our customers for any expenses or liabilities resulting from claimed infringements of patents, trademarks or copyrights of third parties. In the event of litigation to determine the validity of any third-party claims, such litigation, whether or not determined in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel from productive tasks. In the event of an adverse ruling in such litigation, we might be required to discontinue the use and sale of infringing products, expend significant resources to develop non-infringing technology or obtain licenses from third parties. There can be no assurance that licenses from third parties would be available on acceptable terms, if at all. In the event of a successful claim against us and the failure of us to develop or license a substitute technology, our business, financial condition, and results of operations could be materially adversely affected.

There are limitations on our ability to protect our intellectual property.

           We rely upon a combination of patent, trade secret, copyright, and trademark laws and contractual restrictions to establish and protect proprietary rights in our products and technologies. We have been issued certain U.S. and Canadian patents with respect to limited aspects of our single purpose network access technology. We have not obtained significant patent protection for our Access System or WANsuite technologies. There can be no assurance that third parties have not or will not develop equivalent technologies or products without infringing our patents or that a court having jurisdiction over a dispute involving such patents would hold our patents valid, enforceable and infringed. We also typically enter into confidentiality and invention assignment agreements with our employees and independent contractors, and non-disclosure agreements with our suppliers, distributors and appropriate customers so as to limit access to and disclosure of our proprietary information. There can be no assurance that these statutory and contractual arrangements will deter misappropriation of our technologies or discourage independent third-party development of similar technologies. In the event such arrangements are insufficient, our business, financial condition and results of operations could be materially adversely affected. The laws of certain foreign countries in which our products are or may be developed, manufactured or sold may not protect our products or intellectual property rights to the same extent as do the laws of the United States and thus, make the possibility of misappropriation of our technology and products more likely.

BUSINESS OVERVIEW

          We provide telecommunications products that address the wireless infrastructure, voice and data integrated access, and wireline service delivery markets. We develop, manufacture, and market integrated access devices, centralized access systems, and infrastructure service enabling equipment for network service providers, enterprise customers, and original equipment manufacturer partners. These products are deployed worldwide as targeted solutions for applications involving voice over IP, voice over ATM, wireless backhaul aggregation, Frame Relay, point-to-point services, Internet protocol (“IP”) access routing, and the evolving transition from time-division multiplexing to IP. Our customers include Regional Bell Operating Companies, interexchange carriers, incumbent local exchange carriers, competitive local exchange carriers, international post, telephone, and telegraph administrations, wireless service providers, equipment vendors, enterprise customers, and various local, state, and federal government agencies. Verilink was founded in California in 1982 and is a Delaware corporation currently headquartered in Madison, Alabama.

Recent Developments

          On February 5, 2004, we acquired all the outstanding stock of XEL Communications, Inc. (“XEL”) for up to $17,650,000 in consideration consisting of $7,650,000 paid in cash at closing and $10,000,000 in the form of a note which may be converted into our common stock at a conversion price of $5.324 per share. The Note is due February 5, 2006 and bears interest at a rate of 7% per annum. Interest is not payable on any portions of the Note that are converted into common stock. Following the closing, we issued certain employees of XEL a total of 187,826 shares of common stock, 187,826 shares of restricted common stock and $350,000 in cash bonuses. We incurred estimated transaction costs of approximately $675,000 in the transaction.

          XEL is a provider of a full suite of business solutions currently being utilized throughout the Regional Bell Operating Company and Independent Local Exchange Carrier communities.

USE OF PROCEEDS

          We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders. We will bear all expenses incident to the registration of the shares of common stock under federal and state securities laws other than expenses incident to the delivery of the shares to be sold by the selling stockholders. Any transfer taxes payable on any such shares and any commission and discounts payable to underwriters, agents or dealers will be paid by the selling stockholders.

SELLING STOCKHOLDERS

          We have issued and sold $10.48 million in convertible promissory notes due February 5, 2006, also referred to as the Notes, in connection with the acquisition of XEL Communications, Inc. The Notes are convertible into shares of common stock at an initial conversion price of $5.324, subject to adjustment in certain circumstances. The selling stockholders may convert the Notes in whole or, in the case of the $10.0 million Note held by The Kennedy Company, in a part with a minimum $1 million increment. The selling stockholders must repay to us all interest received by them on any portions of the Notes that are converted into common stock. The selling stockholders, including their respective transferees, pledges, donees or successors, may from time to time offer and sell the common stock into which the Notes are convertible pursuant to this prospectus.

          The following table sets forth the name of the selling stockholders, the number of shares and percentage of our common stock beneficially owned by the selling stockholders immediately prior to the registration, the number of shares registered and the number of shares and percentage of our common stock to be beneficially owned by the selling stockholders assuming all shares covered by this registration statement are sold. However, because the selling stockholders may offer all or a portion of the shares covered by this prospectus at any time and from time to time hereafter, the exact number of shares that the selling stockholders may hold at any time hereafter cannot be determined at this time. The last two columns of this table assume that all shares covered by this prospectus will be sold by the selling stockholders and that no additional shares of our common stock are held as of the date hereof or subsequently bought or sold by the selling stockholders.

	Beneficial Ownership Prior to the Registration			Shares Covered by this Registration Statement	Beneficial Ownership After the Shares are Sold (2)

Name	Number	Percent (1)			Number	Percent (1)

The Kennedy Company	1,878,287	10.94%		1,878,287	—	—%
Jack Reily	90,158		*	90,158	—	—%

* Represents less than 1%.

(1)

We have calculated the percentage of issued and outstanding shares of common stock held by the selling stockholders based on 15,292,740 shares of common stock issued and outstanding as of February 27, 2004.

(2)	We have assumed all shares of common stock set forth in this registration statement have been sold.

PLAN OF DISTRIBUTION

          The selling stockholders may effect from time to time sales of the common stock directly or indirectly, by or through underwriters, agents or broker-dealers, and the common stock may be sold by one or a combination of several of the following methods:

•	ordinary brokerage transactions;

•	an underwritten public offering in which one or more underwriters participate;

•	put or call options transactions or hedging transactions relating to the common stock;

•	short sales;

•	purchases by a broker-dealer as principal and resale by that broker-dealer for its own account;

•	“block” sale transactions; and

•	privately negotiated transactions.

          The common stock may be sold at prices and on terms then prevailing in the market, at prices related to the then-current market price of the common stock or at negotiated prices. At the time that a particular offer is made, a prospectus supplement, if required, will be distributed that describes the name or names of underwriters, agents or broker-dealers, any discounts, commissions and other terms constituting selling compensation and any other required information. Moreover, in effecting sales, broker-dealers engaged by the selling stockholders and purchasers of the common stock may arrange for other broker-dealers to participate in the sale process. Broker-dealers will receive discounts or commissions from the selling stockholders and the purchasers of the common stock in amounts that will be negotiated prior to the time of the sale. Sales will be made only through broker-dealers properly registered in a subject jurisdiction or in transactions exempt from registration. Any of these underwriters, broker-dealers or agents may perform services for us or our affiliates in the ordinary course of business. We have not been advised that the selling stockholders have any definitive selling arrangement with any underwriters, broker-dealer or agent.

          The selling stockholders may also resell all or a portion of the common stock in open market transactions in reliance upon Rule 144 of the Securities Act of 1933, provided that it meets the criteria and conforms to the requirements of such rule.

          Any broker or dealer participating in any distribution of the common stock in connection with the offering made by this prospectus may be considered to be an “underwriter” within the meaning of the Securities Act of 1933 and may be required to deliver a copy of this prospectus, including a prospectus supplement, if required, to any person who purchases any of the common stock from or through that broker or dealer.

          We will not receive any of the proceeds from the sale of the common stock offered pursuant to this prospectus. We will bear all expenses incident to the registration of the common stock under federal and state securities laws and the sale of the common shares hereunder other than expenses incident to the delivery of the common stock to be sold by the selling stockholders. Any transfer taxes payable on any shares and any commissions and discounts payable to underwriters, agents or dealers shall be paid by the selling stockholders.

          In order to comply with various states’ securities laws, if applicable, the common stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the common stock may not be sold unless it has been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

          We have agreed to indemnify the selling stockholders and their employees, affiliates and nominees against liabilities relating to the registration statement, including liabilities under the Securities Act and the Securities Exchange Act. The selling stockholders have agreed to indemnify us and any control persons against liabilities relating to any information given to us by such parties for inclusion in the registration statement, including liabilities under the Securities Act and the Exchange Act.

LEGAL MATTERS

          Powell, Goldstein, Frazer & Murphy LLP is passing on the validity of the securities to be offered by this prospectus.

EXPERTS

          The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the fiscal year ended June 27, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants given on the authority and said firm as experts in auditing and accounting.

          Additionally, the financial statements incorporated in this prospectus by reference to the audited financial statements of XEL Communications, Inc. for the year ended December 27, 2003 included in the Current Report on Form 8-K filed by Verilink Corporation on February 20, 2004, have been so incorporated in reliance on the report of Ehrhardt Keefe Steiner & Hottman PC, independent accountants given on the authority and said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

          We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the public reference room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549.

          Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov and on our web site at http://www.verilink.com.

          Our common stock is listed on the Nasdaq National Market under the trading symbol “VRLK.”

          The information included in the following documents is incorporated by reference and is considered to be part of this prospectus. The most recent information that we filed with the SEC automatically updates and supersedes older information. We have previously filed the following documents with the SEC and we are incorporating them by reference into this prospectus:

•	Annual Report on Form 10-K for the year ended June 27, 2003 filed by us on September 24, 2003;

•	Quarterly Reports on Form 10-Q for the quarter ended October 3, 2003 filed by us on November 17, 2003 and for the quarter ended January 2, 2004 filed by us on February 17, 2004;

•	Current Report on Form 8-K filed by us on February 20, 2004;

•	Our definitive proxy statement for the 2003 Annual Meeting of Stockholders filed by us on October 10, 2003;

•

The description of our common stock which is contained in our Registration Statement on Form 8-A dated June 7, 1996, filed under the Exchange Act, including any amendment or report filed for the purpose of updating such description; and

•

The description of our Preferred Share Purchase Rights which is contained in our Registration Statement on Form 8-A dated December 6, 2001, filed under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

          We also incorporate by reference each of the documents that we may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date we file with the SEC the registration statement on Form S-3 of which this prospectus is a part and before the date such registration statement is declared effective by the SEC, and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date and time the SEC declares such registration statement effective until this offering has been completed.

          You may request copies of these documents, at no cost, by telephoning or writing us at: Verilink Corporation, 127 Jetplex Circle, Madison, Alabama 35758 (Telephone number: (256) 327-2001), Attention: Investor Relations.

1,968,445 Shares of Common Stock

PROSPECTUS

_______________________, 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

          The following sets forth the estimated expenses, other than underwriting discounts and commissions, in connection with the issuance and distribution of the securities being registered hereby, all of which will be paid for by Verilink:

SEC registration fee	$1,266
Accounting fees and expenses	$5,000
Legal fees and expenses	$5,000
Printing expenses	$500
Miscellaneous expenses	$234

TOTAL	$12,000

Item 15. Indemnification of Officers and Directors

          The Company’s Certificate of Incorporation eliminates to the fullest extent permissible under the General Corporation Law of the State of Delaware the liability of directors to the Company and its stockholders for monetary damages for breach of fiduciary duty as a director. This provision does not eliminate liability: (a) for any breach of a director’s duty of loyalty to the Company or its stockholders; (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (c) in connection with payment of any illegal dividend or illegal stock repurchase; or (d) for any transaction from which the director derives an improper personal benefit. In addition, these provisions do not apply to equitable remedies such as injunctive relief.

          The Bylaws of the Company provide that indemnification of directors and officers must be provided to the fullest extent permitted under Delaware law and the Company’s Certificate of Incorporation.

Item 16. Exhibits

          The following Exhibits are filed as part of this Registration Statement:

Exhibit Number	Exhibits

5.1	Opinion of Powell, Goldstein, Frazer & Murphy LLP (filed herewith).

10.1	Convertible Promissory Note issued to The Kennedy Company on February 5, 2004 (incorporated by reference to Exhibit 10.1 to Verilink‘s Current Report on Form 8-K filed February 20, 2004).

23.1	Consent of Powell, Goldstein, Frazer & Murphy LLP (included in Exhibit 5).

23.2	Consent of PricewaterhouseCoopers LLP (filed herewith).

23.3	Consent of Ehrhardt Keefe Steiner & Hottman PC (filed herewith).

24.1	Power of Attorney (included on the signature page of this Registration Statement).

Item 17. Undertakings

          The undersigned registrant hereby undertakes:

          (1)          To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that the undertakings set forth in subparagraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in this registration statement.

          (2)          That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

          (3)          To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

          Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Madison, State of Alabama, on this the 3rd day of March 2004.

VERILINK CORPORATION

By:	/s/ LEIGH S. BELDEN

Leigh S. Belden President and Chief Executive Officer

POWER OF ATTORNEY

          KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Leigh S. Belden and C.W. Smith, or either of them, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each of said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing required or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or their substitutes, could lawfully do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below on March 3, 2004 by the following persons in the capacities indicated.

/s/ LEIGH S. BELDEN	President, Chief Executive Officer and Director

Leigh S. Belden

/s/ C. W. SMITH	Vice President and Chief Financial Officer

C. W. Smith

/s/ HOWARD ORINGER	Chairman of the Board

Howard Oringer

Director

Steven C. Taylor

/s/ JOHN E. MAJOR	Director

John E. Major

/s/ JOHN A. MCGUIRE	Director

John A. McGuire

EXHIBIT INDEX

Exhibit Number	Exhibits

5.1	Opinion of Powell, Goldstein, Frazer & Murphy LLP (filed herewith).

10.1	Convertible Promissory Note issued to The Kennedy Company on February 5, 2004 (incorporated by reference to Exhibit 10.1 to Verilink’s Current Report on Form 8-K filed February 20, 2004).

23.1	Consent of Powell, Goldstein, Frazer & Murphy LLP (included in Exhibit 5).

23.2	Consent of PricewaterhouseCoopers LLP (filed herewith).

23.3	Consent of Ehrhardt Keefe Steiner & Hottman PC (filed herewith)

24.1	Power of Attorney (included on the signature page of this Registration Statement).